Issuer Free Writing Prospectus dated February 5, 2014

Filed Pursuant to Rule 433

Relating to the Preliminary Prospectus dated January 17, 2014 and

Registration Statement No. 333-193023

NEPHROGENEX, INC.

This free writing prospectus relates only to the shares of common stock described below and should be read together with the preliminary prospectus, dated January 17, 2014 (Preliminary Prospectus), included in Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-193023) of NephroGenex, Inc., relating to its initial public offering of common stock. The Preliminary Prospectus has been updated by Amendment No. 4 to the Registration Statement filed with the Securities and Exchange Commission (SEC) on February 3, 2014. A copy of the most recent preliminary prospectus included in Amendment No.  4 to the Registration Statement can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1338095/000157104914000299/t1400159-s1a.htm

This free writing prospectus contains certain information set forth in Amendment No. 4 to the Registration Statement and updates and, to the extent inconsistent therewith or prepared based on assumptions that are inconsistent with the information below, supersedes the information contained in the Preliminary Prospectus. All references to captions correspond to the Preliminary Prospectus unless otherwise specified. The information set forth in this free writing prospectus primarily relates to changes in response to oral comments from the staff of the SEC to include revised pro forma information to give effect to the conversion of our November and December convertible notes into common stock upon the closing of the offering and to give effect to the issuance of an aggregate of 593,590 shares of our common stock to our two largest shareholders in connection with the cancellation of certain rights held by these shareholders and other changes summarized below. As used in this free writing prospectus, unless otherwise noted, “we,” “us,” “our” and the “Company” refer to NephroGenex, Inc.

The following summarizes the information contained in Amendment No. 4 to the Registration Statement and supplements and updates the information contained in the Preliminary Prospectus.

Recent Developments	The Preliminary Prospectus has been updated to revise the language under the heading “Recent Developments” in the section titled “Prospectus Summary” as set forth on Exhibit A.
Pro Forma Statement of Operations Data	Our pro forma statement of operations data set forth in the Preliminary Prospectus under the heading “Summary Financial Data” in the section titled “Prospectus Summary” has been updated as set forth on Exhibit B attached hereto and our pro forma statement of operations data set forth in the Preliminary Prospectus in the section titled “Selected Financial Data” has been updated as set forth on Exhibit C attached hereto.
Pro Forma Balance Sheet Data	Our pro forma and pro forma as adjusted balance sheet data set forth in the Preliminary Prospectus under the heading “Summary Financial Data” in the section titled “Prospectus Summary” have been updated as set forth on Exhibit D attached hereto.
Risk Factors	The Preliminary Prospectus has been updated to revise certain disclosure in the section titled “Risk Factors” as set forth on Exhibit E attached hereto.
Capitalization	The Preliminary Prospectus has been updated to revise the section titled “Capitalization” as set forth on Exhibit F attached hereto.

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Dilution	The Preliminary Prospectus has been updated to revise the disclosure on page 36 in the section titled “Risk Factors” and the section titled “Dilution” as set forth on Exhibit G attached hereto.
Management	The Preliminary Prospectus has been updated to revise certain disclosure in the section titled “Management” as set forth on Exhibit H attached hereto.
Executive and Director Compensation	The Preliminary Prospectus has been updated to revise certain disclosure in the section titled “Executive and Director Compensation” as set forth on Exhibit I attached hereto.
Shares Eligible for Future Sale	The Preliminary Prospectus has been updated to revise the section titled “Shares Eligible for Future Sale” as set forth on Exhibit J attached hereto.
Underwriting	The Preliminary Prospectus has been updated to revise the section titled “Underwriting” as set forth on Exhibit K attached hereto.

The Company has filed a registration statement (including a preliminary prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, a copy of the preliminary prospectus may be obtained from the offices of: Aegis Capital Corp., Attention: Prospectus Department, 810 Seventh Avenue, 18th Floor, New York, NY 10019, telephone: (212) 813-1010, email: prospectus@aegiscap.com.

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 EXHIBIT A

PROSPECTUS SUMMARY

The disclosure set forth on page 5 of the Preliminary Prospectus under the heading “Recent Developments—Shareholders Agreement” has been updated by replacing, in its entirety, the heading and the paragraph below the heading with the following.

Omnibus Agreement

On January 16, 2014, pursuant to the Omnibus Agreement, an agreement was reached among our significant shareholders to cancel certain rights held by our majority shareholder, Care Capital Investments III, LP, together with its affiliates (collectively, Care Capital), and by funds affiliated with Rho Venture Partners (Rho), to purchase additional shares of our Series A preferred stock in the future at the original Series A preferred stock price. Pursuant to this agreement, an aggregate of 593,590 shares of our common stock will be issued to Care Capital and Rho concurrently with the completion of this offering in return for cancelling such rights. In connection with the issuance of the shares referenced above and the cancellation of the rights held by Care Capital and Rho, we will settle the preferred stock warrant liability on our balance sheet upon the completion of this offering. The form of this agreement has previously been filed as an exhibit to the registration statement of which this prospectus is a part.

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EXHIBIT B

SUMMARY FINANCIAL DATA

The disclosure set forth on page 8 of the Preliminary Prospectus under the heading “Summary Financial Data” has been updated by replacing the heading “Pro forma information” in the table on page 8 of the Preliminary Prospectus and the footnotes thereto in their entirety with the following.

	Nine Months Ended September 30, 2013	Years Ended December 31, 2012
Pro forma information(1)
Pro forma net loss attributable to common stockholders (unaudited)	$(1,456,781)	$(2,700,810)
Pro forma net loss per share, basic and diluted (unaudited)	$(0. 26)	$(0. 51)
Pro forma weighted average shares outstanding, basic and diluted (unaudited)	5,544,177	5,294,051

(1)	Pro forma net loss and pro forma net loss per share, basic and diluted, have been calculated after giving effect to (a) the conversion of our preferred stock outstanding on the dates of issuance into an aggregate of 3,644,368 shares of common stock as contemplated to occur upon the completion of this offering, (b) the conversion of our convertible notes outstanding as of September 30, 2013 into shares of common stock on the dates of issuance at a conversion rate of $7.22040 per share, (c) the issuance of 593,590 aggregate shares of our common stock to be issued concurrently with the completion of this offering to Care Capital and Rho in connection with the cancellation of certain rights held by Care Capital and Rho to purchase additional shares of our Series A preferred stock in the future at the original Series A preferred stock price as if such issuance occurred on the first date of the period presented and (d) 387,921 shares of common stock issuable upon conversion of convertible notes issued in November and December 2013 as well as interest accrued on all outstanding convertible notes for the period from September 30, 2013 to January 15, 2014 at a conversion rate of $7.22040 per share.

The pro forma net loss includes the elimination of the interest expense recognized on the convertible notes as this expense would not have been recognized if the convertible notes had been converted into shares of common stock on the date of issuance as well as the elimination of the charge for the change in the value of preferred stock warrants as this expense would not have been recognized if the issuance of 593,590 aggregate shares of our common stock to settle the warrant had occurred on the first day of the period presented.

The total convertible notes (including accrued interest thereon) outstanding as of September 30, 2013 was $5,792,030, which will convert into 802,176 shares of common stock upon the completion of this offering.

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EXHIBIT C

SELECTED FINANCIAL DATA

The disclosure set forth on page 51 of the Preliminary Prospectus under the heading “Selected Financial Data” has been updated by replacing the heading “Pro forma information” in the table on page 51 of the Preliminary Prospectus and the footnotes thereto in their entirety with the following.

	Nine Months Ended September 30, 2013	Years Ended December 31, 2012
Pro forma information (unaudited)(1)
Pro forma net loss attributable to common stockholders	$(1,456,781)	$(2,700,810)
Pro forma net loss per share, basic and diluted	$(0. 26)	$(0. 51)
Pro forma weighted average shares outstanding, basic and diluted	5,544,177	5,294,051

(1)	Pro forma net loss and pro forma net loss per share, basic and diluted, have been calculated after giving effect to (a) the conversion of our preferred stock outstanding on the dates of issuance into an aggregate of 3,644,368 shares of common stock as contemplated to occur upon the completion of this offering, (b) the conversion of our convertible notes outstanding as of September 30, 2013 into shares of common stock on the dates of issuance at a conversion rate of $7.22040 per share, (c) the issuance of 593,590 aggregate shares of our common stock to be issued concurrently with the completion of this offering to Care Capital and Rho in connection with the cancellation of certain rights held by Care Capital and Rho to purchase additional shares of our Series A preferred stock in the future at the original Series A preferred stock price as if such issuance occurred on the first date of the period presented and (d) 387,921 shares of common stock issuable upon conversion of convertible notes issued in November and December 2013 as well as interest accrued on all outstanding convertible notes for the period from September 30, 2013 to January 15, 2014 at a conversion rate of $7.22040 per share.

The pro forma net loss includes the elimination of the interest expense recognized on the convertible notes as this expense would not have been recognized if the convertible notes had been converted into shares of common stock on the date of issuance as well as the elimination of the charge for the change in the value of preferred stock warrants as this expense would not have been recognized if the issuance of 593,590 aggregate shares of our common stock to settle the warrant had occurred on the first day of the period presented.

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EXHIBIT D

SUMMARY FINANCIAL DATA

The disclosure set forth on page 9 of the Preliminary Prospectus under the heading “Summary Financial Data” has been updated by replacing the table on page 9 of the Preliminary Prospectus and the lead-in thereto in their entirety with the following.

The following summary unaudited balance sheet data as of September 30, 2013 is presented:

•	on an actual basis;
•	on a pro forma basis after giving effect to (a) the conversion of our preferred stock outstanding on the dates of issuance into an aggregate of 3,644,368 shares of common stock as contemplated to occur upon the completion of this offering, (b) the conversion of our convertible notes outstanding as of September 30, 2013 into shares of common stock on the dates of issuance at a conversion rate of $7.22040 per share, (c) the issuance of 593,590 aggregate shares of our common stock to be issued concurrently with the completion of this offering to Care Capital and Rho in connection with the cancellation of certain rights held by Care Capital and Rho to purchase additional shares of our Series A preferred stock in the future at the original Series A preferred stock price as if such issuance occurred on the first date of the period presented and (d) 387,921 shares of common stock issuable upon conversion of convertible notes issued in November and December 2013 as well as interest accrued on all outstanding convertible notes for the period from September 30, 2013 to January 15, 2014 at a conversion rate of $7.22040 per share.
•	on a pro forma as adjusted basis to give further effect to our sale of 3,100,000 shares of common stock in this offering at an assumed initial public offering price of $13.00 per share, the midpoint of the range listed on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The summary unaudited pro forma as adjusted balance sheet is for informational purposes only and does not purport to indicate balance sheet information as of any future date.

	As of September 30, 2013
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(Unaudited)	(Unaudited)	(Unaudited)
Balance Sheet Data:
Cash and cash equivalents	$202,344	$2,852,344	$38,728,646
Working capital	(10,063,609)	2,380,222	38,256,524
Total assets	229,135	2,879,135	38,755,437
Accounts payable, accrued expenses and other liabilities	1,008,560	483,400	483,400
Preferred stock warrant liability	4,001,801	—	—
Convertible notes payable	5,266,870	—	—
Preferred stock	23,688	—	—
Common stock	320	5,747	8,847
Additional paid-in capital	26,773,269	43,101,172	78,974,374
Accumulated deficit during development stage	(36,845,373)	(40,711,184)	(40,711,184)
Total stockholders’ equity (deficiency)	(10,048,096)	2,395,735	38,272,037

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EXHIBIT E

RISK FACTORS

The disclosure set forth on page 26 of the Preliminary Prospectus under the heading “Risk Factors—Risk Relating to Our Business and Strategy—We may not be able to manage our business effectively if we are unable to attract and retain key personnel and consultants” has been updated by replacing, in its entirety, the second paragraph below such heading with the following and deleting the third paragraph below such heading.

Our industry has experienced a high rate of turnover of management personnel in recent years. We are highly dependent on the development, regulatory, commercialization and business development expertise of Pierre Legault, our chief executive officer; John P. Hamill, our chief financial officer; J. Wesley Fox, our president and chief scientific officer; Bob Peterson, our vice president of product development and regulatory affairs; Pepper Landson, our vice president of clinical operations; and our other key employees and consultants. If we lose one or more of our executive officers or key employees or consultants, our ability to implement our business strategy successfully could be seriously harmed. Any of our executive officers or key employees or consultants may terminate their employment at any time. Replacing executive officers, key employees and consultants may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to develop, gain regulatory approval of and commercialize products successfully. Competition to hire and retain employees and consultants from this limited pool is intense, and we may be unable to hire, train, retain or motivate these additional key personnel and consultants. Our failure to retain key personnel or consultants could materially harm our business.

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EXHIBIT F

CAPITALIZATION

The disclosure set forth in the Preliminary Prospectus under the heading “Capitalization” has been replaced in its entirety with the following.

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2013:

•	on an actual basis;
•	on a pro forma basis after giving effect to (a) the conversion of our preferred stock outstanding on the dates of issuance into an aggregate of 3,644,368 shares of common stock as contemplated to occur upon the completion of this offering, (b) the conversion of our convertible notes outstanding as of September 30, 2013 into shares of common stock on the dates of issuance at a conversion rate of $7.22040 per share, (c) the issuance of 593,590 aggregate shares of our common stock to be issued concurrently with the completion of this offering to Care Capital and Rho in connection with the cancellation of certain rights held by Care Capital and Rho to purchase additional shares of our Series A preferred stock in the future at the original Series A preferred stock price as if such issuance occurred on the first date of the period presented and (d) 387,921 shares of common stock issuable upon conversion of convertible notes issued in November and December 2013 as well as interest accrued on all outstanding convertible notes for the period from September 30, 2013 to January 15, 2014 at a conversion rate of $7.22040 per share.
•	on a pro forma as adjusted basis to give further effect to our sale of 3,100,000 shares of common stock in this offering at an assumed initial public offering price of $13.00 per share, the midpoint of the range listed on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The unaudited pro forma as adjusted information below is prepared for illustrative purposes only and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with “Selected Financial Data,” our financial statements and the related notes appearing at the end of this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus.

	As of September 30, 2013
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(Unaudited)	(Unaudited)	(Unaudited)
Cash and cash equivalents	$202,344	$2,852,344	$38,728,646
Long-term debt (inclusive of current portion)	5,266,870	—	—
Preferred Stock, $0.001 par value; 32,690,676 shares authorized, 23,688,396 issued and outstanding, actual; 5,000,000 shares authorized and no shares issued and outstanding, pro forma; and 5,000,000 shares authorized and no shares issued and outstanding, pro forma as adjusted	23,688	—	—
Common stock, $0.001 par value; 39,751,707 shares authorized, 319,896 shares issued and outstanding, actual; 100,000,000 shares authorized and 5,747,951 shares issued and outstanding, pro forma; 100,000,000 shares authorized and 8,847,951 shares issued and outstanding, pro forma as adjusted	320	5,747	8,847
Additional paid-in capital	26,773,269	43,101,172	78,974,374
Accumulated deficit during development stage	(36,845,373)	(40,711,184)	(40,711,184)
Total stockholders’ equity (deficiency)	(10,048,096)	2,395,735	38,272,037
Total capitalization	$(4,781,226)	$2,395,735	$38,272,037

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $13.00 per share would increase (decrease) each of the pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by $2.9 million, assuming the shares offered by us as set forth on the cover of this prospectus remain the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

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The number of shares of common stock to be outstanding after this offering is based on an aggregate of 5,747,951 shares, consisting of (i) 319,896 shares of common stock outstanding on January 15, 2014, (ii) 3,644,368 shares of common stock into which all of our preferred stock outstanding as of January 15, 2014 upon the completion of this offering will be converted upon the completion of this offering, (iii) 1,190,097 shares of common stock issuable upon conversion of our convertible notes (including interest thereon) outstanding as of January 15, 2014 upon the completion of this offering and (iv) 593,590 aggregate shares of our common stock to be issued concurrently with the completion of this offering to Care Capital and Rho in connection with the cancellation of certain rights held by Care Capital and Rho to purchase additional shares of our Series A preferred stock in the future at the original Series A preferred stock price.

The number of shares of our common stock outstanding immediately after this offering excludes:

•	563,855 shares of common stock issuable upon exercise of outstanding options as of September 30, 2013, at a weighted average exercise price of $1.17 per share, of which 453,701 shares are vested as of such date and an additional 57,692 options to be granted to our employees and directors upon consummation of the offering (excluding options to be issued to our Chief Executive Officer pursuant to his employment agreement. See “Executive and Director Compensation — Narrative to Summary Compensation Table — Employment Agreements with Our Named Executive Officers — Pierre Legault”), at an exercise price equal to the offering price of the common stock in this offering and (b) restricted stock units for 24,000 shares of common stock of which 0 shares are vested as of September 30, 2013;
•	676,923 shares of our common stock reserved for future issuance under our 2005 Plan, subject to necessary corporate approvals;
•	any shares of our common stock issuable upon exercise of the underwriters’ over-allotment option; and
•	any shares of common stock that will underlie the representative’s warrants.

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EXHIBIT G

RISK FACTORS

The disclosure set forth on page 36 of the Preliminary Prospectus under the heading “Risk Factors—Risk Relating to Our Common Stock and This Offering—Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment” has been updated by replacing, in its entirety, the second sentence of the paragraph below such heading with the following.

Therefore, if you purchase shares of our common stock in this offering, you will experience immediate and substantial dilution of $8.67 per share in the price you pay for shares of our common stock as compared to its pro forma as adjusted net tangible book value, assuming an initial public offering price of $13.00 per share, the mid-point of the price range set forth on the cover page of this prospectus.

DILUTION

The disclosure set forth in the Preliminary Prospectus in the section titled “Dilution” has been replaced in its entirety with the following.

If you invest in our common stock, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering. Dilution results from the fact that the initial public offering price per share is substantially in excess of the book value (deficit) per share attributable to the existing stockholders for the presently outstanding stock. As of September 30, 2013, our net tangible book value (deficit) was $(10.0) million, or $(31.41) per share of common stock. Net tangible book value (deficit) per share represents the amount of our total tangible assets less total liabilities, divided by 319,896, the number of shares of common stock outstanding on September 30, 2013.

Our pro forma net tangible book value as of September 30, 2013 was $ 2.4 million, or $ 0.42 per share of common stock. Pro forma net tangible book value (deficit) per share represents the amount of our total tangible assets less our total liabilities, divided by the number of shares of our common stock outstanding, as of September 30, 2013, after giving effect to (a) the conversion of our preferred stock outstanding on the dates of issuance into an aggregate of 3,644,368 shares of common stock as contemplated to occur upon the completion of this offering, (b) the conversion of our convertible notes outstanding as of September 30, 2013 into shares of common stock on the dates of issuance at a conversion rate of $7.22040 per share, (c) the issuance of 593,590 aggregate shares of our common stock to be issued concurrently with the completion of this offering to Care Capital and Rho in connection with the cancellation of certain rights held by Care Capital and Rho to purchase additional shares of our Series A preferred stock in the future at the original Series A preferred stock price as if such issuance occurred on the first date of the period presented and (d) 387,921 shares of common stock issuable upon conversion of convertible notes issued in November and December 2013 as well as interest accrued on all outstanding convertible notes for the period from September 30, 2013 to January 15, 2014 at a conversion rate of $7.22040 per share.

After giving effect to the sale of 3,100,000 shares of our common stock in this offering, assuming an initial public offering price of $13.00 per share, the mid-point of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of September 30, 2013 would have been $ 38.3 million, or $4.33 per share. This amount represents an immediate increase in pro forma as adjusted net tangible book value of $35.74 per share to our existing stockholders and an immediate dilution in pro forma as adjusted net tangible book value of approximately $8.67 per share to new investors purchasing shares of our common stock in this offering. We determine dilution by subtracting the pro forma as adjusted net tangible book value per share after the offering from the amount of cash that a new investor paid for a share of common stock.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$13.00
Historical net tangible book value (deficit) per share as of September 30, 2013	$(31.41)
Increase per share due to the conversion of all shares of preferred stock and all convertible notes (including interest thereon)	$31.83
Pro forma net tangible book value per share as of September 30, 2013	$0.42
Increase per share attributable to new investors	3.91
Pro forma net tangible book value per share after this offering		4.33
Dilution per share to new investors		$$8.67

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If the underwriters exercise their option to purchase additional shares in full, the pro forma as adjusted net tangible book value per share after giving effect to the offering would be $4.71 per share. This represents an increase in pro forma as adjusted net tangible book value of $ 36.12 per share to existing stockholders and dilution in pro forma as adjusted net tangible book value of $8.29 per share to new investors.

A $1.00 increase (decrease) in the assumed initial public offering price of $13.00, the mid-point of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value after this offering by $2.85 million and the pro forma as adjusted net tangible book value per share after this offering by $0.32 per share and would increase (decrease) the dilution per share to new investors in this offering by $0.32 per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. The information discussed above is illustrative only and may change based on the actual initial public offering price and other terms of the offering determined at pricing.

The following table summarizes, on a pro forma as adjusted basis as of September 30, 2013, the total number of shares purchased from us, the total consideration paid, or to be paid, and the average price per share paid, or to be paid, by existing stockholders and by new investors in this offering at an assumed initial public offering price of $13.00 per share, which is the midpoint of the price range listed on the cover page of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses payable by us. As the table shows, new investors purchasing shares in this offering will pay an average price per share substantially higher than our existing stockholders paid.

	Shares Purchased		Total Consideration		Average Price Per
	Number	Percentage	Amount	Percentage	Share
Existing stockholders	5,747,951	64.96%	$32,654,108	44.76%	$5.68
New Investors	3,100,000	35.04%	$40,300,000	55.24%	$13.00
Total	8,847,951	100.00%	$72,954,108	100.00%	$8.25

 The table above is based on (i) 319,896 shares of common stock outstanding on September 30, 2013, (ii) 3,644,368 shares of common stock into which all of our preferred stock outstanding as of September 30, 2013 will be converted upon the completion of this offering, (iii) 802,176 shares of common stock issuable upon conversion of our convertible notes (including interest thereon) outstanding as of September 30, 2013 upon the completion of this offering , (iv) 387,921 shares of common stock issuable upon conversion of our convertible notes issued in November and December 2013, as well as interest accrued on all outstanding convertible notes for the period from September 30, 2013 to January 15, 2014 and (v) 593,590 aggregate shares of our common stock to be issued concurrently with the completion of this offering to Care Capital and Rho in connection with the cancellation of certain rights held by Care Capital and Rho to purchase additional shares of our Series A preferred stock in the future at the original Series A preferred stock.

The table above does not include:

•	563,855 shares of common stock issuable upon exercise of outstanding options as of September 30, 2013, at a weighted average exercise price of $1.17 per share, of which 453,701 shares are vested as of such date and an additional 57,692 options to be granted to our employees and directors upon consummation of the offering (excluding options to be issued to our Chief Executive Officer pursuant to his employment agreement. See “Executive and Director Compensation — Narrative to Summary Compensation Table — Employment Agreements with Our Named Executive Officers — Pierre Legault”), at an exercise price equal to the offering price of the common stock in this offering and (b) restricted stock units for 24,000 shares of common stock of which 0 shares are vested as of September 30, 2013;
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•	676,923 shares of our common stock reserved for future issuance under our 2005 Plan, subject to necessary corporate approvals;
•	any shares of our common stock issuable upon exercise of the underwriters’ over-allotment option; and
•	any shares of common stock that will underlie the representative’s warrants.

If the underwriters exercise their option to purchase additional shares in full, the following will occur:

•	the percentage of shares of our common stock held by existing stockholders will decrease to approximately 61.7 % of the total number of shares of our common stock outstanding after this offering; and
•	the number of shares of our common stock held by new investors will increase to 3,565,000, or approximately 38.3 % of the total number of shares of our common stock outstanding after this offering.

To the extent that outstanding options are exercised, you will experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities may result in further dilution to our stockholders.

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 EXHIBIT H

MANAGEMENT

The disclosure set forth on page 101 of the Preliminary Prospectus under the heading “Management—Executive Officers—John P. Hamill” has been replaced in its entirety with the following.

John P. Hamill has served as our Chief Financial Officer since January 21, 2014. From June 2013 until January 2014, Mr. Hamill served as Co-President and Chief Financial Officer of Savient Pharmaceuticals, Inc. (“Savient”) and as Senior Vice President and Chief Financial Officer of Savient since September 2012. Savient filed for bankruptcy on October 14, 2013, while Mr. Hamill was Savient’s Co-President and Chief Financial Officer and, shortly thereafter, Savient sold its assets in bankruptcy. From 2010 to 2012, Mr. Hamill served as a financial consultant for various private companies. From 2001 until 2009, Mr. Hamill worked for PharmaNet Development Group, Inc., where he served as Executive Vice President and Chief Financial Officer from 2006 until 2009. During the period in which Mr. Hamill served as Executive Vice President and Chief Financial Officer, he also maintained responsibilities as the Chief Financial Officer of PharmaNet Development Group, Inc.’s wholly-owned subsidiary, PharmaNet, Inc. Mr. Hamill earned his B.S. with a dual major in Accounting/Business and Computer Science from DeSales University (formerly Allentown College of St. Francis de Sales) in 1986. Mr. Hamill is a Certified Public Accountant and is affiliated with the Pennsylvania Institute of Certified Public Accountants and the American Institute of Certified Public Accountants.

EXHIBIT I

EXECUTIVE AND DIRECTOR COMPENSATION

The table set forth under the heading “Summary Compensation Table” in the section titled “Executive and Director Compensation” of the Preliminary Prospectus has been replaced in its entirety with the following.

Name and Principal Position		Salary ($)	Bonus(1) ($)	Stock Awards ($)	Option Awards ($)	All Other Compensation(2) ($)	Total ($)
Pierre Legault(3)	2013	$214,516	$82,500	$496,080	$125,996	$3,098	$922,190
Chief Executive Officer	2012	$11,667	—	—	—	—	$11,667
J. Wesley Fox(4)	2013	$340,680	$172,000	—	—	$16,987	$529,667
President and Chief Scientific Officer	2012	$332,667	$150,300	—	—	$16,752	$499,719
Bob Peterson	2013	$229,500	$69,300	—	—	$25,678	$324,478
Vice President of Product Development and Regulatory Affairs	2012	$223,750	$60,750	—	—	$25,768	$310,268

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EXHIBIT J

SHARES ELIGIBLE FOR FUTURE SALE

The disclosure set forth on page 126 of the Preliminary Prospectus under the heading “Stock Options” in the section titled “Shares Eligible for Future Sale” has been updated by replacing, in its entirety, the third sentence of the first paragraph below such heading with the following.

As of January 15, 2014, 401,280 of the shares subject to options currently exercisable are subject to lock-up agreements.

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EXHIBIT K

UNDERWRITING

The disclosure set forth on page 128 of the Preliminary Prospectus under the sub-heading “Discount” in the section titled “Underwriting” has been updated by replacing, in its entirety, the fourth paragraph below such heading with the following.

We have also agreed to pay the Representative’s expenses relating to the offering, up to a maximum of $153,000, including but not limited to: (1) all Public Filing System filing fees associated with the review of the Offering by FINRA (and the reasonable fees of FINRA counsel); (2) all fees, expenses incurred by Representative in conducting its due diligence, including background checks of our directors and officers, less amounts, if any, previously paid to Representative for such expenses; (3) to the extent approved by the Company in writing, the costs associated with post-Closing advertising the Offering in the national editions of the Wall Street Journal and New York Times; (4) the costs associated with one set of bound volumes of the public offering materials as well as commemorative mementos and lucite tombstones, each of which the Company or its designee shall provide within a reasonable time after the Closing Date in such quantities as the Representative may reasonably request; (5) the fees and expenses of the Underwriters’ legal counsel inclusive of the legal fees set forth in clause, but exclusive of the fees relating to the registration or qualification of the Public Securities under the “blue sky” securities laws; (6) the cost associated with the Underwriter’s use of Ipreo’s book-building, prospectus tracking and compliance software for the Offering; and (7) the Underwriter’s actual accountable “road show” expenses for the Offering; provided, however, that the expenses set forth in clauses (1), (2), (3), (4), (5), (6) and (7) shall be limited to a maximum of $153,000 in the aggregate. We have also agreed that Representative’s counsel will act as our “blue sky” counsel and receive a fee of $10,000 in connection therewith.

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